

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2011

Mr. Stephen D. Steinour
Chairman, President and Chief Executive Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
    Form 10-K for the fiscal year ended December 31, 2009, filed February 18, 2010
    Schedule 14A, filed February 26, 2010
    Form 10-Q for the quarterly period ended March 31, 2010
    Form 10-Q for the quarterly period ended June 30, 2010
    Form 10-Q for the quarterly period ended September 30, 2010
    File No. 001-34073

Dear Mr. Steinour:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Michael Clampitt
                Legal Reviewer